Computation of Ratio of Earnings to Fixed Charges(1)

	Successor							Predecessor
							Period from	Period from
	Quarter Ended	Quarter Ended	Year Ended	Year Ended	Year Ended	Year Ended	October 4 to	January 1 to
	March 31,	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,	October 3,
	2012	2011	2011	2010	2009	2008	2007	2007
Income before income taxes	$9,236	$9,555	$43,570	$42,849	$40,932	$34,912	$(13,401)	$7,949

Fixed charges
Interest expense	$154	$57	$275	$312	$1,131	$3,475	$1,426	$5,494
Interest rate swap	-	-	-	(322)	(608)	367	393	299
Estimate of interest within rent expense (one third of total rent expense)	1,416	1,300	5,224	5,230	4,950	4,851	1,189	3,340
Total fixed charges	$1,570	$1,357	$5,499	$5,220	$5,473	$8,693	$3,008	$9,133

Ratio
Income plus fixed charges	$10,806	$10,912	$49,069	$48,069	$46,405	$43,605	$(10,393)	$17,082
Fixed charges	$1,570	$1,357	$5,499	$5,220	$5,473	$8,693	$3,008	$9,133

Ratio	6.9	8.0	8.9	9.2	8.5	5.0	-	1.9
Deficiency	-	-	-	-	-	-	$(13,401)	-

(1) For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges are the sum of interest and related expenses and one-third of rent expense.

(2) The term “Predecessor” refers to the period prior to the Company’s initial public offering.